Exhibit 99.4

Michelangelo Volpi

Mike Volpi has been a partner at Index Ventures since 2009. He is focused on investments in the enterprise software infrastructure and consumer Internet sectors. Mike led the investment by Index Ventures in Hortonworks (HDP), Pure Storage (PSTG), Cloud.com (CTRX) and StorSimple (MSFT) and is currently a director of Sonos, Wealthfront, Lookout, Elastic, Confluent, Blue Bottle Coffee, Slack, and Zuora. Mike also serves on the board of EXOR N.V (EXO:BIT)

Volpi performed in various executive roles for 13 years at Cisco Systems from 1994. He served as the company’s Chief Strategy Officer, where he was responsible for Cisco’s corporate strategy as well as business development, strategic alliances, advanced Internet projects, legal services, and government affairs. During this tenure, Volpi was instrumental in the creation of the company’s acquisition and investment strategies, as Cisco acquired more than 70 companies during his tenure. He then became Senior Vice President & General Manager of the Routing and Service Provider Technology Group, where he led Cisco’s business for the Service Provider market, and was also responsible for all of Cisco’s routing products. In 2007, this was an $11 billion business for Cisco. Volpi began his career as a product development engineer Hewlett Packard’s Optoelectronics Division. Prior to Index, he was the CEO of Joost – an innovator in the field of premium video services delivered over the Internet.

Volpi has a B.S in Mechanical Engineering and an M.S. on Manufacturing Systems Engineering from Stanford University, and an M.B.A. from the Stanford Graduate School of Business. He is a trustee of the Stanford Business School Trust and The Castilleja School in Palo Alto, CA.